1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 12, 2012

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2012/06/12

Chunghwa Telecom Co., Ltd.

	By:	/s/ Shu Yeh
	Name:	Shu Yeh
Title: Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2012/05/18 : To announce the Disposal of Templeton Global Bond Fund A (acc)

2.	Announcement on 2012/05/21 : Supplementary Announcement of the Disposal of Templeton Global Bond Fund A (acc)

3.	Announcement on 2012/05/22 : Chunghwa Telecom participates in an investors conference and holds a non-deal roadshow

4.	Announcement on 2012/05/22 : Supplement announcement: the awarded bid of procurement of Project A of NG SDH+OXC Network Equipment and Installation

5.	Announcement on 2012/05/28 : Chunghwa Telecom participates in an investors conference

6.	Announcement on 2012/06/08 : To announce the acquisition of China Development Financial Holding Corporate Bonds

7.	Announcement on 2012/06/11 : Explanation of the report that CHT and R&H plan to set up a joint venture to provide cloud services

8.	Announcement on 2012/06/11 : To announce the Company’s May 2012 revenues

9.	Announcement on 2012/06/11 : May 2012 sales